UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2024

Commission File Number: 001-42259

JBDI Holdings Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

34 Gul Crescent

Singapore 629538

(Address of principal executive offices)

Mr. Lim Chwee Poh, CEO

Tel: +65 6861 4150

Email:

34 Gul Crescent

Singapore 629538

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

Entry into Underwriting Agreement and Closing of Offering

Entry into a Material Definitive Agreement.

On August 26, 2024, JBDI Holdings Limited (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with Wilson-Davis & Co., Inc., as representative (the “Representative”) of the underwriters named therein (the “Underwriters”), pursuant to which the Company and certain shareholders agreed to sell to the Underwriters in a firm commitment initial public offering (the “Offering”) an aggregate 2,250,000 of the Company’s ordinary shares, of par value at US$0.0005 per share (the “Ordinary Shares”), at a public offering price of $5.00 per share. Of the Ordinary Shares sold in the Offering, the Company sold 1,750,000 Ordinary Shares and the selling shareholders sold 500,000 Ordinary Shares. The Ordinary Shares were offered pursuant to a registration statement on Form F-1, as amended (File No. 333-276945), originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 8, 2024, which was declared effective by the SEC on August 26, 2024.

The Underwriting Agreement contains customary representations and warranties that the parties thereto made to, and solely for the benefit of, the other party in the context of all of the terms and conditions of that Underwriting Agreement and in the context of the specific relationship between the parties. The provisions of the Underwriting Agreement and schedules and exhibits thereto, including the representations and warranties contained therein respectively, are not for the benefit of any party other than the parties to such documents and agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the Commission.

On August 28, 2024, the Company closed the Offering. The total net proceeds to the Company from the Offering, after deducting discounts, expenses allowance and expenses, were approximately $6,729,490. The Company did not receive any proceeds from the sale of the Ordinary Shares sold by the selling shareholders. A final prospectus relating to this Offering was filed with the Commission on August 27, 2024. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “JBDI” on August 27, 2024.

All the Company’s existing shareholders who held Ordinary Shares prior to the initial public offering have agreed, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any Ordinary Shares or other securities convertible into or exercisable or exchangeable for Ordinary Shares for a period from 6 months without the prior written consent of the Representative.

The foregoing summary of the terms of the Underwriting Agreement is subject to, and qualified in its entirety by reference to, a copy of the Underwriting Agreement, that is filed as Exhibit 1.1 to this Report on Form 6-K and are incorporated herein by reference.

Other Events.

Issuance of Press Release

On August 26, 2024, the Company issued a press release announcing the pricing of the Offering and a press release on August 28, 2024 announcing the closing of the Offering, respectively. Copies of each press release are attached hereto as Exhibit 99.1 and Exhibit 99.2 and are incorporated by reference herein.

The press releases shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

Exhibits

1.1	Underwriting Agreement dated August 26, 2024 between the Company, the Selling Shareholders and Wilson-Davis & Co., Inc.
99.1	Press Release on Pricing dated August 26, 2024
99.2	Press Release on Closing dated August 28, 2024

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2024	JBDI Holdings Limited

	By:	/s/ Lim Chwee Poh
	Name:	Mr. Lim Chwee Poh
	Title:	Executive Director and Principal Executive Officer

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